                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.         )*
                                         --------

                          Mechanical Dynamics, Inc.
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                              (Name of Issuer)

                                 COMMON STOCK
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                       (Title of Class of Securities)

                                 583521 10 9
                            --------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 583521 10 9               13G             PAGE       OF       PAGES
          -----------                                    -----    -----

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   John C. Angell
   SS# ###-##-####
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) /X/
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3  SEC USE ONLY


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4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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                5  SOLE VOTING POWER

                    388,040
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH            388,040
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                    0
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   388,040 Shares
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   N/A
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   6.5%
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12 TYPE OF REPORTING PERSON*

   IN
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                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.
  (a) Name of Issuer    Mechanical Dynamics, Inc.
  (b) Address of Issuer's Principal Executive Offices  2301 Commonwealth Blvd., Ann Arbor, MI 48105

ITEM 2.
  (a) Name of Person Filing     John C. Angell
  (b) Address of Principal Business Office or, if none, Residence  See Item 1(b)
  (c) Citizenship  United States
  (d) Title of Class of Securities  Common Stock
  (e) CUSIP Number  583521 10 9

ITEM 3. IF THIS STATEMENT IS FILED TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
  (a) / / Broker or Dealer registered under Section 15 of the Act
  (b) / / Bank as defined in section 3(a)(6) of the Act
  (c) / / Insurance Company as defined in section 3(a)(19) of the act
  (d) / / Investment Company registered under section 8 of the Investment Company Act
  (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
  (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
  (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
  (h) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP
  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

  (a) Amount Beneficially Owned  388,040
  (b) Percent of Class   6.5%

   (c) Number of shares as to which such person has:

        (i) sole power to vote or to direct the vote                388,040
       (ii) shared power to vote or to direct the vote                    0
      (iii) sole power to dispose or to direct the disposition of   388,040
       (iv) shared power to dispose or to direct the disposition of       0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not requried.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
  If a group has filed this schedule pursuant to Rule 13-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION
  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                       February 13, 1998
                                        ----------------------------------------
                                                            Date

                                        Michael E. Korybalski for John C. Angell
                                        ----------------------------------------
                                                          Signature

                                        Michael E. Korybalski for John C. Angell
                                        Attorney-In-Fact
                                        ----------------------------------------
                                                         Name/Title

  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                              POWER OF ATTORNEY



        KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Michael E. Korybalski and James E. Vincke, or either of them, his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign and deliver any and all filings or reports which may be necessary or appropriate pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (including, but not limited to, any Form 3, Form 4 or Form 5 relating to the beneficial ownership of Mechanical Dynamics, Inc. common stock by the undersigned), and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite, necessary and proper to be done in and about the premises, in connection with the completion and filing of any of such Forms or other documents, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Power of Attorney has been signed by the undersigned on the date indicated, and shall remain in effect until revoked by written notice given by the undersigned to said attorneys-in-fact and agents. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 5 day of May, 1996.

                                            /s/ John C. Angell
                                            ------------------------------
                                                     (signature)



                                                    John C. Angell
                                            ------------------------------




Form 3, 4, 5 Power - 4/96